EXHIBIT 99.1

TELUS International announces agreement to acquire WillowTree, a full-service digital product provider

Builds upon existing end-to-end design, build and deliver capabilities

Unlocks new areas of opportunity, including
key front end design and development competencies

Adds more than 50 new marquee brands, further diversifying

client base, and enhancing cross-selling opportunities

Diversifies geographic presence, adding two new delivery countries and increasing onshore and nearshore presence

Adds high-caliber, tenured and growth-minded tech talent

CAN, US, EU, UK, LATAM

Vancouver, Canada – October 27, 2022 – Today, TELUS Corporation (T-TSX; NYSE-TU) and TELUS International (NYSE and TSX: TIXT), a leading digital customer experience innovator that designs, builds and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands, are pleased to announce a definitive agreement to acquire WillowTree, a premier, full-service digital product provider focused on end user experiences, such as native mobile applications and unified web interfaces. Under the agreement, TELUS International will acquire WillowTree for a total enterprise value of US$1.225 billion, inclusive of US$210 million of assumed debt, of which US$125 million will be settled in TELUS International subordinate voting shares, approximately US$160 million will be reinvested by certain eligible management team members and settled subject to certain performance-based criteria, and the remainder will be paid in cash upon closing. As part of the transaction, majority stakeholder Insignia Capital Group will sell its stake in WillowTree after initially investing in the company in 2018. The acquisition is anticipated to close in January 2023, and is subject to customary closing conditions and regulatory approvals.

“We are excited to announce a strategic next step in our ambition to continue building TELUS International – an important and differentiated growth driver for TELUS – into a global asset of consequence, while significantly enhancing the end-to-end digital experiences of our customers around the world,” said Darren Entwistle, Chair of the Board of TELUS International and President and CEO of TELUS. “The acquisition of WillowTree brings key tech talent and diversity to TELUS International’s portfolio of next-generation solutions, and further augments its digital consulting and innovative client-centric software development capabilities. Furthermore, WillowTree will enhance TELUS International’s ability to accelerate TELUS’ own ongoing digital transformation and support key product development across our business, particularly within health and agriculture and consumer goods. Benefiting from TELUS International’s track record of execution excellence, including completing the largest technology IPO in the history of the Toronto Stock Exchange in 2021, this transaction will enable our international team to further bolster its client diversification, adding new marquee customers and amplifying cross-selling competencies on a global basis. Importantly, WillowTree will augment our go-to-market transformation capabilities in respect of digital, cloud and software-based services that will be highly sought-after as we progress toward a period of economic recovery in the months to come. We look forward to welcoming WillowTree employees into our TELUS International family and leveraging our collective technological and human innovation to deliver outstanding experiences for our valued customers worldwide.”

“Since TELUS International’s inception in 2005, our company has grown, evolved and expanded our global team and capabilities by organically building, selectively partnering and strategically acquiring, which has positioned us to consistently capitalize on market opportunities as the pace of demand for digital solutions grows,” said Jeff Puritt, President and CEO, TELUS International. “Today marks the next step in our company’s journey, and I look forward to working alongside the talented members of the WillowTree team to jointly raise the bar for ourselves to better envision, create and implement high-impact, technology-powered brand connections that fuel customer loyalty and establish and maintain industry market leadership for our clients.”

Founded in 2008, WillowTree is headquartered in Charlottesville, Virginia and today operates 13 global studios across the United States, Canada, Brazil, Portugal, Spain, Poland and Romania. The company’s more than 1,000 digital strategists, designers, engineers and project managers partner with iconic brands on mission critical, large-scale initiatives, delivering world-class digital products that bridge the highest quality customer experiences with measurable performance. WillowTree’s client roster includes Fortune 500 companies across key verticals including telecommunications and media, healthcare and life sciences, financial services, consumer goods, travel and hospitality, and technology and software. Select clients include FOX, CBC, PepsiCo, Anheuser-Busch InBev (AB InBev), Synchrony, Manulife and Marriott. WillowTree has demonstrated strong financial growth and performance, with 2021 revenue of approximately US$140 million and strong profitability. Capital expenditures as a per cent of revenue for WillowTree is in the low single digits, driving meaningful free cash flow conversion that will help support rapid deleveraging.

“We are excited to share today’s news alongside TELUS International, announcing that we will unify our teams and missions to design, build and deliver premium, disruptive and human-centered outcomes for some of the most admired brands in the world,” said Tobias Dengel, CEO of WillowTree. “By combining the capabilities of these companies, we expect to be uniquely positioned to deliver frictionless, end-to-end user experiences, deploying a unified solution designed to allow our clients’ customers and employees to hop seamlessly among apps or websites, AI voice and bot engagement, and human voice or omnichannel support. What attracted us to TELUS International was the self-evident alignment that exists between our cultures and values, focused on an absolute premium and differentiated experience for all our employees

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and clients. Together, TELUS International and WillowTree will further elevate and cement our status as a premier global employer and destination for top tech talent by fostering rewarding, inspiring and sustainable environments for innovation and deep collaboration. We believe that our mutual and ongoing focus on these core elements will continue to be a significant competitive advantage that consistently produces differentiated and measurable outcomes that delight our clients.”

The cash portion of the purchase price to be paid at closing will be financed, in part, from borrowings under TELUS International’s non-recourse credit facilities. Upon closing, TELUS International’s Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement, is expected to be approximately 3x.

Conference Call and Webcast:

A conference call will be held to share details of the WillowTree acquisition on Thursday, October 27, 2022, at 10:00 a.m. (ET) / 7:00 a.m. (PT), hosted by TELUS International’s President and CEO, Jeff Puritt and the company’s CFO, Vanessa Kanu, followed by a question and answer session with pre-qualified analysts. A webcast of the conference call will be streamed live on the TELUS International Investor Relations website at www.telusinternational.com/investors/news-events, with the presentation slides and a replay of the webcast to be available at the same link.

Forward-looking statements

This news release contains statements about expected future events, including statements relating to the planned acquisition of WillowTree by TELUS International, the closing of the transaction and the expected timing thereof, the expected benefits and synergies of the transaction, the impact of the transaction on TELUS Corporation’s, TELUS International’s and WillowTree’s businesses, including impact on financial results of TELUS Corporation and TELUS International, TELUS International’s expectations regarding rapid de-leveraging, the expected nature, terms and scope of financing of the transaction, the ownership percentages of TELUS International’s subordinate voting shares by WillowTree management at closing, the extent of and the time necessary to obtain the regulatory approvals required for the transaction and plans for its integration. By their nature, forward-looking statements require TELUS Corporation and TELUS International to make assumptions and predictions and are subject to inherent risks and uncertainties. There can be no assurance that the acquisition will be completed and financed as expected or upon the terms and conditions described in this news release, that required regulatory approvals will be obtained in a timely manner or at all, that the expected impact on the financial results of TELUS Corporation or TELUS International will be achieved or that rapid de-leveraging would be possible, that the expected benefits and synergies of the transaction will be realized or that the integration of the businesses will be successful. There is significant risk that the forward-looking statements will not prove to be accurate as a result of risks, some of which are beyond the control of TELUS Corporation and TELUS International, that include, but are not limited to: the risk that additional regulatory approvals may be required or any regulatory approval may be delayed, risks related to timing to consummate the transaction, risk that a condition to closing of the transaction may not be satisfied or that an event could occur that would give rise to the right of either or both of the transaction parties to terminate the acquisition agreement, risks related to the ability to achieve contemplated synergies and benefits and effectively integrate WillowTree within expected timeframes or

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at all and the possibility that such integration may be more difficult, time-consuming or costly than expected, failure of WillowTree to maintain levels of capital expenditures as a per cent of revenue and free cash flow that are in line with its historical results and resulting inability to de-lever the business rapidly or at all, the diversion of attention of management of TELUS International and WillowTree to transaction-related issues, risks related to investor perceptions of the transaction parties and their respective businesses, operations, financial condition and industry, and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future events to differ materially from those expressed in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in TELUS Corporation’s and TELUS International's 2022 second quarter management’s discussion and analysis and 2021 annual report, and in other TELUS Corporation and TELUS International public disclosure documents and filings with securities commissions in the United States (on EDGAR at sec.gov) and in Canada (on SEDAR at sedar.com) as well as the risks applicable to WillowTree’s business, some of which may not be anticipated by TELUS International. Except as required by law, TELUS Corporation and TELUS International disclaim any intention or obligation to update or revise forward-looking statements.

About TELUS International

TELUS International (NYSE & TSX: TIXT) designs, builds and delivers next-generation digital solutions to enhance the customer experience (CX) for global and disruptive brands. The company’s services support the full lifecycle of its clients’ digital transformation journeys, enabling them to more quickly embrace next-generation digital technologies to deliver better business outcomes. TELUS International’s integrated solutions span digital strategy, innovation, consulting and design, IT lifecycle including managed solutions, intelligent automation and end-to-end AI data solutions including computer vision capabilities, as well as omnichannel CX and trust and safety solutions including content moderation. Fueling all stages of company growth, TELUS International partners with brands across high growth industry verticals, including tech and games, communications and media, eCommerce and fintech, banking, financial services and insurance, healthcare, and travel and hospitality.

TELUS International’s unique caring culture promotes diversity and inclusivity through its policies, team member resource groups and workshops, and equal employment opportunity hiring practices across the regions where it operates. Since 2007, the company has positively impacted the lives of more than one million citizens around the world, building stronger communities and helping those in need through large-scale volunteer events and charitable giving. Five TELUS International Community Boards have provided $4.8 million in funding to grassroots charitable organizations since 2011. Learn more at: telusinternational.com.

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About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications technology company with
$17 billion in annual revenue and 17 million customer connections spanning wireless, data, IP, voice, television, entertainment, video, and security. Our social purpose is to leverage our global-leading technology and compassion to drive social change and enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. The numerous, sustained accolades TELUS has earned over the years from independent, industry-leading network insight firms showcase the strength and speed of TELUS’ global-leading networks, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better.

Operating in 28 countries around the world, TELUS International (TSX and NYSE: TIXT) is a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands across high-growth industry verticals, including tech and games, communications and media and eCommerce and fintech.

TELUS Health is a global healthcare company, which provides employee and family preventative healthcare and wellness solutions. Our TELUS team, along with our 100,000 health professionals, are leveraging the combination of TELUS’ strong digital and data analytics capabilities with our unsurpassed client service to dramatically improve remedial, preventative and mental health outcomes for over 50 million people, and growing, around the world. As the largest provider of digital solutions and digital insights of its kind, TELUS Agriculture & Consumer Goods enables efficient and sustainable production from seed to store, helping improve the safety and quality of food and other goods in a way that is traceable to end consumers.

Driven by our determination and vision to connect all citizens for good, our deeply meaningful and enduring philosophy to give where we live has inspired TELUS, our team members and retirees to contribute more than $900 million, in cash, in-kind contributions, time and programs, and 1.8 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world. Together, let’s make the future friendly.

For more information about TELUS, please visit telus.com, follow us @TELUSNews on Twitter and @Darren_Entwistle on Instagram.

TELUS International Investor Relations

Jason Mayr

(604) 695-3455

ir@telusinternational.com

TELUS International Media Relations

Ali Wilson

(604) 328-7093

Ali.Wilson@telusinternational.com

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TELUS Corporation Investor Relations

Robert Mitchell

(647) 837-1606

ir@telus.com

TELUS Corporation Media Relations

Steve Beisswanger

(514) 865-2787

Steve.Beisswanger@telus.com

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